August 12, 2008
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	The Williams Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 1-4174
Dear Mr. Owings:
     On behalf of The Williams Companies, Inc., I am writing in response to your letter dated July 31, 2008, setting forth comments of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 26, 2008. For your convenience, I have reproduced the full text of each of the Staff’s comments above our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gas Marketing Services, page 63
1.	We have reviewed your response to comment 5 in our letter dated June 13, 2008. Please tell us the specific accounting guidance you utilized in accounting for the discontinuation of the normal purchase and normal sales exception on your natural gas firm delivery contract. Please also clarify in further detail why the settlement was recorded before transfer of the gas portfolio’s legal title. In this regard, we assume that your retention of the legal title meant that you continued to be legally liable for fulfillment of the Gas Portfolio with the Gas Purchaser and the counterparties to the Hedges regardless of the ability or inability of the Transferee to fulfill the Transfer Agreement with you. It appears the terms stipulating that you obtain consents from the Contract counterparties may have been a substantial clause of the transfer agreement and might preclude recognition of the settlement of the Contract. Based on the above, your statement that the risks and reward of ownership were assigned to the Transferee when you executed the Gas Portfolio Transfer Agreement, but before you transferred the legal title, remains unclear to us.

The accounting guidance that we utilized in accounting for the discontinuation of the normal purchase and normal sales exception of our natural gas firm delivery contract is paragraph 10 (b) of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). According to paragraph 10,

Mr. Owings
August 12, 2008

normal purchases and normal sales contracts are one grouping of contracts that are not subject to the requirements of SFAS 133. Further, it states that normal purchase and normal sales contracts are those that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business. The following guidance is considered in determining whether a specific type of contract qualifies for the normal purchases and normal sales exception:
10(b)(1) Forward contracts (non-option-based contracts). Forward contracts are eligible to qualify for the normal purchases and normal sales exception. However, forward contracts that contain net settlement provisions as described in either paragraph 9(a) or paragraph 9(b) are not eligible for the normal purchases and normal sales exception unless it is probable at inception and throughout the term of the individual contract (emphasis added) that the contract will not settle net and will result in physical delivery.
Because of the execution of the Gas Portfolio Transfer Agreement on December 21, 2007, considering the requirement under SFAS 133 10(b)(1) to continuously assess the manner of settlement, we concluded that the gas contract no longer qualified for the normal purchases and normal sales exception as it was no longer probable that it would not settle net and result in physical delivery of the natural gas to the counterparty. This conclusion was based on our assessment that from that point forward, there was a high probability that the contract would ultimately net settle given the terms and conditions of the Gas Portfolio Transfer Agreement and the related probability of ultimately obtaining the consents (as described in our previous response). Because we concluded that we no longer qualified for the privilege of the normal purchase and sales exception, we recognized the embedded loss in the gas contract in our year-end 2007 consolidated financial statements.

Inasmuch, as the consents necessary to novate the title to the contracts in the Gas Portfolio Transfer Agreement are outstanding, we continue to account for the derivative instruments as though we own them, reflecting the change in fair value in our consolidated balance sheet and results of operations. As gas is delivered under the gas contract, revenue (and the related cost of gas) is also recognized. Because we have not legally settled these contracts, the accounting under SFAS 133 will continue until consents are received to novate title to the Gas Portfolio Transfer counterparty.
Financial Statements for the Year Ended December 31, 2007
Note 1. Description of Business, Basis of Presentation, Summary of Significant Accounting Policies
Employee stock-based awards, page 90
2.	We have reviewed your response to comment 10 in our letter dated June 13, 2008. We note that the grant date of your performance based restricted stock units awarded in 2004 and 2005 is not established until the achievement of performance objectives is certified by your Compensation Committee since the Committee has discretion to make adjustments to actual results when assessing performance results. To help us better understand how you assessed the grant date, please tell us further details about the Committee’s capacity to make adjustments to actual results and what those adjustments typically entail. Please tell us the percentage of awards which have been adjusted on a historical basis, the typical impact of those adjustments on compensation expense, and the probability that the Committee will make similar adjustments going forward. Please also explain how you determined it was not more appropriate to use a beginning of the year grant date, the point at which performance objectives are established, and account for any Compensation Committee adjustments as modifications under paragraph 51 of SFAS 123 ( R). Finally, please clarify how your 2006-2007 awards differ from the 2004-2005 awards. Please ensure you

Mr. Owings
August 12, 2008

tell us if the Committee also has discretion to make adjustments to actual results when assessing performance results for the 2006-2007 awards.

Performance based restricted stock units granted in 2004 through 2007 are considered performance awards as they are earned upon attaining specific Economic Value Added (EVA) improvement goals. We began awarding performance based restricted stock units in 2004, with EVA as our measure of performance. We use EVA as a measure of attainment of business goals and therefore use EVA as a performance measure in certain of our incentive compensation plans, including our performance based restricted stock units.

Although we believe EVA is an objective measure, our incentive programs allow for adjustments to be made to the EVA calculation to reflect unusual items. These adjustments impact the actual EVA improvement results and may impact the number of units that are earned. Such adjustments are recommended by management, subject to the approval of the Compensation Committee. These adjustments have reflected the impact of gains and losses, impairments, commodity price collar and other unusual items such as certain litigation matters and natural disasters. In considering these adjustments, the Compensation Committee is guided by the principle that participants should not receive unearned windfalls or incur undue penalties. These adjustments apply to units awarded in years 2004 through 2007 and may impact units earned for those years. In addition, the Compensation Committee has discretion to reduce the number of shares that vest based on such factors as it deems appropriate notwithstanding the number of shares earned based on actual EVA improvement results.

Prior to the adoption of SFAS 123(R) in 2006, our stock based compensation was subject to accounting under APB 25 where performance plans were subject to variable accounting. Upon the January 1, 2006, adoption of SFAS 123 (R), we evaluated our performance based awards in order to determine whether we believed there was a mutual understanding of the terms and conditions of the awards between the employer and employee. This evaluation considered the judgment exercised by the Compensation Committee to approve adjustments for unusual items, its discretion to reduce the number of shares vesting notwithstanding the number of shares earned based on actual EVA improvement results, and our relatively short history using EVA as a performance measure. Based primarily on these factors, we were unable to reasonably conclude that it was likely that the Compensation Committee would not exercise its judgment and approve adjustments. Therefore, we concluded that a mutual understanding and a grant date did not occur until certification of performance and determination of the number of units that vest was made by the Compensation Committee. We reached this conclusion for awards made in 2004 through 2007. Based on this conclusion, we do not believe the guidance under paragraph 51 of SFAS 123(R) related to modifications is applicable.

For the units awarded in 2004 and 2005, if the EVA improvement goal for a particular year is achieved, the units are earned; if the goal is not achieved, the units are forfeited. All units from the 2004 and 2005 performance based restricted stock units eligible to be earned for performance years 2004 through 2007 were earned. Since the 2004 inception of awarding performance based restricted stock units, the Compensation Committee has approved the inclusion of adjustments for unusual items in the actual EVA improvement results for each of the 2004, 2005, 2006 and 2007 performance years. While we expect the Compensation Committee may make similar adjustments going forward, those adjustment decisions will be influenced by events that may occur in future periods and will be subject to the judgment of the Committee.

The 2006 and 2007 performance based restricted stock units differ from those awarded in 2004 and 2005 in several respects. Significant differences include:
•	The performance objective is based on a cumulative EVA improvement over a three year period and is established at the beginning of the three year performance period.

•	The number of awards earned based on actual performance against EVA improvement goals varies between threshold and stretch levels resulting in the employee earning between 0% (threshold achievement) and 200% (stretch achievement) of the target number of shares.

Mr. Owings
August 12, 2008

The units awarded in 2006 and 2007 have a grant date at the end of their performance period when the Compensation Committee certifies the level of achievement of the EVA improvement goals and determines the number of awards that vest. For these awards, we begin recognizing compensation cost when the performance objectives are established. Also, compensation cost reflects the number of units probable of vesting as assessed at the end of each reporting period. Compensation cost recognized in periods prior to the grant date is based on the fair value of the units at the end of each reporting period and is remeasured at each reporting date until the grant date occurs.
Note 9. Property, Plant and Equipment, page 110
3.	We note your response to comment 12 in our letter dated June 13, 2008 and have the following additional comments:
•	Given that property, plant and equipment comprises approximately 64% of your total assets, we believe that your disclosures concerning these assets should be clear and easily understood by your investors. Given the statement in your response that you do not believe it is meaningful to disclose gross balances of property, plant and equipment by nature, we struggle to understand why you believe it is meaningful to disclose useful lives for your depreciable assets by nature. In this regard, we believe that gross balances of property, plant and equipment and useful lives should be disclosed using the same categories of depreciable assets for these disclosures to be meaningful. If you believe that the most meaningful presentation of your property, plant and equipment is by function, please revise your disclosure of useful lives to present useful lives for each major class of depreciable assets by function. If you believe that other revisions would be more appropriate, please tell us what revisions you plan to make.

•	Regardless of any changes made in response to the above bullet point, please continue to separately disclose depreciation rates and the gross balance of property, plant and equipment for your regulated depreciable assets. Given your presentation of gross balances of property, plant and equipment by function, we will not object if you clarify this by disclosing, if true, that your regulated property, plant and equipment is presented within your Gas Pipeline segment.
In prospective annual filings, we will disclose both useful lives and gross property balances, by nature, for each material major category, with regulated assets identified.
Note 18. Subsequent Events, page 137
4.	We note your response to comment 16 in our letter dated June 13, 2008. To help us better understand your accounting for the Block 67 License Contract, please provide the following additional information:
•	We read that in 2003 you granted an option to a third-party allowing them to acquire your interest in the Block 67 License Contract. Please explain to us how you accounted for this option grant.

•	We read that in 2005 the third-party exercised its option and you conveyed your interest in the Block 67 License Contract and retained a contractual right to either receive a production payment or, in the event of a sale of the interest owned by the third-party, participate in the sale proceeds. Please explain to us how you accounted for this conveyance, such as whether this was a sale or an exchange of non-monetary assets, and how you determined such accounting was appropriate. Also clarify for

Mr. Owings
August 12, 2008

us what consideration you received for this conveyance, as it is unclear to us whether you received anything other than the contractual right to receive a production payment or participate in any sale proceeds. Please tell us if the fair value of the consideration was determinable at the time of the option exercise and, if so, explain how you calculated the fair value. If the fair value was not determinable or had no value, please tell us the reasons for your determination.
The Block 67 License Contract (“License”) contained certain required work commitments in order to hold the License. At the time of the acquisition of Barrett Resources Corporation (“BRC”) or at any time subsequent to the acquisition, we did not intend to perform the work requirements necessary to continue holding the License. In the event we did not perform the work required to hold the License within the allotted timeframe, the License would expire without us incurring any obligations.

During 2003, we executed an agreement granting a third party an option to acquire, through assignment, all of the interest in the License. In exchange for the option, the third party agreed to perform the work requirements associated with maintaining the License. The agreement also required the third party to pursue an extension of the License with the Peruvian government and obtain financing for development of the property. We received no monetary consideration for granting the option. Upon exercise of the option, we would receive a contractual right to retain a production payment (i.e. equivalent to a non-operating overriding royalty interest), or, in the event of a sale of the interest owned by the third party, elect to participate in the sale proceeds in lieu of retaining a production payment. The agreement could be terminated at any date prior to exercise of the option by mutual consent of us and the third party, with no consideration payable to or from us. The third party’s inability to obtain an extension of the License, obtain financing for development, or satisfy the requirements to maintain the License would result in termination of the agreement with no consideration payable to or from us.

To facilitate the Peruvian government’s recognition of the License transfer to the third party, immediately prior to the option exercise in 2005, the agreement was amended to require delivery of the outstanding equity interests of our Peruvian affiliate, whose only asset was 100% of the interest in the License, rather than assignment of the interest in the License.

During 2005, the third party exercised its option and we conveyed all outstanding equity interests of our Peruvian affiliate holding the License to the third party. As consideration for the conveyance, pursuant to the 2003 agreement granting the option, we received a contractual right to retain a production payment, or, in the event of a sale of the interest owned by the third party, elect to participate in the sale proceeds in lieu of retaining a production payment. No additional consideration was exchanged (no boot was involved in the exercise of the option).

The oil and gas properties comprising the Block 67 License Contract were unproved. As the Block 67 License Contract represents a working interest in oil and gas properties, we concluded that the granting of the option in 2003 and the conveyance of the License in 2005 was an assignment of an operating interest in an unproved property with the retention of a non-operating interest in return for drilling, development and operation by the assignee. In accordance with SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“SFAS No. 19”), paragraphs 44 and 47(b), we considered this a pooling of assets in a joint undertaking intended to find, develop or produce oil or gas from a particular property or group of properties for which gain or loss shall not be recognized by the assignor at the time of the conveyance. The transactions were not an exchange of non-monetary assets that required or allowed measurement at fair value. SFAS No. 19 specifies the cost of the original interest becomes the cost of the interest retained. As a result, we did not recognize a gain when the option was granted or upon the conveyance of the License and made no fair value determination.

Mr. Owings
August 12, 2008

     In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of The Williams Companies, Inc. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. The Williams Companies, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me with any further questions or comments.
Very truly yours,
Ted T. Timmermans
Vice President Controller and
Chief Accounting Officer